Exhibit 2.2

KAIRE HOLDINGS, INC ACQUIRES SESPE PHARMACY

Los Angeles, CA Thursday, January 23, 2003

Kaire Holdings, Inc (OTC BB: KAHI.OB) announced that it has acquired Sespe Pharmacy. Kaire CEO Steven Westlund stated, "The acquisition of Sespe Pharmacy provides the foundation from which the company can resume its specialized pharmacy care programs as well as introduce new programs developed over the past few months.

Westlund added, "Sespe Pharmacy is located in the Sespe Medical Clinic which is operated by the Santa Paula Community Hospital. Sespe Pharmacy is a growing business dispensing on average 75 retail prescriptions per day. The proximity to the medical clinic provides a steady stream of new patients building on the existing base of repeat customers. Revenues generated from retail prescriptions average $3,500 per day with gross profit margins in excess of 20%. The company purchased the pharmacy for $181,000, payable in a combination of cash and promissory notes. The purchase price includes a drug inventory valued at $81,000 as well as active provider numbers from Medi-cal, Medi-care and numerous private insurance providers.

ABOUT KAIRE

Kaire Holdings Inc provides specialized pharmacy care to targeted segments of the health care market. Kaire products and services are specifically tailored to the needs of patients undergoing complex medication therapy as well as their associated health care managers. Kaire programs utilize specialized medication packaging that improves patient medication compliance while simultaneously reducing many repetitive tasks for health care managers freeing them to spend more time with their patients. The program also manages patient insurance claims through a wide variety of health care providers as well as facilitating communication between patients and their health care professionals. Specialized programs are available for HIV, diabetics, many seniors and persons in assisted living facilities.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "ACT"). In particular, when used in the preceding discussion, the words "estimated", "believe", "optimistic", "expect", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the ACT and are subject to risks and uncertainties, and actual results could differ materially from those expressed in forward looking statements. Such risks and uncertainties include, but are not limited to, unfavorable market conditions, increased competition, limited working capital, and failure to implement business strategies, actions by regulatory agencies, and other risks. For company information, visit the corporate web site at www. Kaireholdingsinc.com.

For more information contact:

Kaire Holdings, Inc
818-252-0509


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